
July 22, 2014

<u>Via Email</u>
Craig Brandman, MD
Chief Executive Officer
StepOne Personal Health, Inc.
9107 Wilshire Group, Suite 450
Beverly Hills, CA 90210

> **Re:** **StepOne Personal Health, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 25, 2014**
> **File No. 024-10385**

Dear Dr. Brandman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. Your amended document should include a copy marked to show changes from this filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with your analysis as to why Alternative Securities Market Group will not be acting as an underwriter in connection with this offering. As part of your analysis, please discuss the company's relationship with ASMG including the activities of ASMG in the designing of the proposed offering, the formation of the securities to be offered, the role it has taken or expects to take in the preparation of the offering circular, and its role or participation in the offer of the securities, including the identification of potential offerees. Also address whether ASMG has disseminated or will disseminate information regarding the company and its securities as investment opportunities. In this regard, we note the information about the company on the ASMG website. Describe in detail the activities of ASMG has undertaken or expects to undertake with respect to the company and its proposed offering. Explain the compensation arrangement, written or otherwise,

between the company and ASMG in connection with the offering and whether this includes the 5-10% commission that you reference on page 17.

2. Tell us whether the company or ASMG has broadcasted any test the water materials in connection with this offering. If so, please file a copy of the broadcast script as an exhibit to your offering statement.

3. We note that Steven Muehler, the founder and Chief Executive Officer of ASMG which is a promoter in this offering is subject to a Desist and Refrain Order by the California Department of Corporations dated August 25, 2010 that prohibits the offer or sales of securities in California by Mr. Muehler. Please advise and tell us what consideration you have given to providing prominent disclosure regarding the Desist and Refrain Order in the filing.

Part I-Notification Under Regulation A

Item 4. Jurisdiction in which Securities are to be offered, page 4

4. Your subscription agreement indicates that the securities will only be offered to residents of California. Please revise to include this information in Part I and Part II of the offering circular. Refer to Item 4(b) of Form 1-A.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 4

5. You indicate that there have been no unregistered securities issued in the past year. However, on page 11, you state you reorganized as a Delaware corporation in April 2014 and we note under the beneficial ownership table you currently have shares outstanding. Please explain when these shares were issued and revise accordingly.

Item 6. Other Present or Proposed Offerings, page 4

6. You disclose that there are no other current or contemplating offerings other than the offering covered by this notification. However, we note your disclosure on page 14 you plan to submit an S-1 or Form 10 within twelve months. Please advise.

Offering Circular

Item 1. Cover Page, page 7

7. Please revise to describe clearly the material terms of your offering, including but not limited to the following:

- Consistently disclose that the minimum amount of securities that needs to be sold in this offering is $250,000 as you state on page 16 and elsewhere in the offering statement. Revise the chart on the cover page accordingly. Clarify the date by which the minimum amount must be received and what will occur if this amount is never received. Further, please clarify whether purchases by affiliates will count toward the minimum offering. Refer to Item 2 of Offering Circular Model B.

- Disclose the components of the units of the 9% Convertible Preferred Stock Units that you are offering.

- Disclose the conversion features of the securities to be offered as required by Item 1(d) of Form 1-A.

- Disclose the duration of the offering.

8. Please disclose whether the invested funds for this offering will be placed in an escrow or trust account and whether the funds will be reachable by creditors of the company. Consider adding an appropriate risk factor that informs investors of the potential inability of the issuer to return funds in the absence of an escrow agreement.

9. The cover page legend required by Rule 253(d) is not in the exact form specified by the rule. Please revise the legend accordingly. Additionally, please ensure that your notifications are not presented in all capital letters because this format impedes readability.

10. We note your disclosure on page 7 referring investors to the "Dilution" section. We, however, cannot locate a "Dilution" section in your filing. Please revise or advise.

Part II – Offering Circular

Item 3. Summary Information, Risk Factors, and Dilution, page 10

11. Please ensure that the captions of your risk factors state the risk to investors that is presented by the condition or uncertainty that you have identified as the source of each material risk.

12. Please add risk factor disclosure discussing the illiquid nature of your preferred stock and the common stock into which the preferred stock must be converted by year 5. For example, we note your disclosure on page 40 that shareholders can sell the preferred stock back to the company at any time after two years for the full face value plus accrued interest, but that you have no obligation to purchase the preferred stock.

13. To the extent that management will be dedicating less than their full time to this business, include the number of hours that each manager intends to devote to your operations and any potential conflicts of interest that may arise from business activities of the officers and directors.

Inadequacy of Funds, page 11

14.   You state that management believes that the proceeds from this offering will sustain the company sufficiently. Revise this risk factor to disclose that there is no guarantee that you will receive any funds. Disclose the minimum amount of funds you need to fund planned operations for the next 12 months from the date the offering is qualified.

Risks of Borrowing, page 12

15.   We note that this risk factor suggests that you currently have debt outstanding. It appears, however, that the financial statements do not reflect any debt outstanding as of March 31, 2014. Please advise.

16.   You state that the company has "generated no revenue." Yet you report $20,000 of sales for the three months ended March 31, 2014. Please revise as appropriate to explain the events that resulted in those sales.

Item 4. Plan of Distribution, page 16

17.   Please explain whether you will return the funds to investors if you are unable to sell the minimum amount of $250,000 in this offering. Disclose whether you will deduct fees from any amount that you return and the timing of the return of funds. Clarify to state that the amount of funds actually collected from checks that have cleared the interbank payment system as reflected in the records of the insured depository institution is the only factor assessed in determining whether the offering completion condition has been met.

18.   With a view toward disclosure, please describe the process for the gathering of the subscriptions, how the determination will be made as to whether all the shares have been sold, and who has these responsibilities.

19.   We note that you intend to offer and sell securities directly by the company and management. However, you also indicate on page 17 that units sold by broker-dealers will receive a commission of 5-10%. Please note that any broker-dealer selling units must be identified in this offering statement. In addition, we note that you have included Mr. Muehler in the list of executive officers on page 45. Clarify whether Mr. Muehler will be involved in the selling efforts of this offering.

Item 5. Use of Proceeds to Issuer, page 17

20.   Please revise this section to provide the specific purposes for which the net proceeds from this offering are intended to be used, and the approximate amount intended to be used for each such purpose. Additionally, please include a discussion on how management will distribute the proceeds if the maximum offering is not met. Please refer to Offering Circular Model B. Item 5 of Form 1-A.

21.   Please separately disclose the amount of fees and expenses being paid to ASMG from the offering proceeds.

Item 6. Description of Business, page 18

22.   Please clarify when the company was formed. We note your disclosure in the risk factors stating the company was formed in May 2010 and converted into a corporation from a limited liability company in April 2014. However, on page 20 you state the company was founded in 2012. Please advise or revise.

23.   Please revise to consistently and accurately describe the nature and extent of your current operations. For example, it is unclear the extent of your current operations including the number of active users you currently have. We note your publicly disseminated representations that you would be able to measure your "predictive revenue per client." Please revise to disclose your key business metrics such as "predicative revenue per client" and ensure that you differentiate between those services that are currently operational, and those that are aspirational in nature.

24.   Please provide a description of the process by which customers would utilize your services and consider including examples of how customers would initiate using your services. Discuss the "flow of funds" from the company's customer or its third party payor to the company or to the laboratory or other organization that provides services to the customer.

25.   Please revise to discuss the material terms of your arrangements with MyMedLab and Assurant, including the length of the agreement, the financial terms, and the rights and obligations of each party. Tell us what consideration you have given to filing these agreements as exhibits.

L. Company Convertible Securities, page 39

26.   We note that the terms of the conversion option vary, but it is unclear what the conversion terms are for the first two years. Please clarify the disclosure in this respect.

Item 8. Directors, Executive Officers, and Significant Employees, page 44

27.   Please provide the ages of the individuals identified in this section. Additionally, expand your disclosure to provide a brief narrative the business experience of named individuals that correlate to the identified skills and areas of expertise. Please refer to Offering Circular Model B. Item 8(a) and (c) of Form 1-A.

28.   Please revise to disclose the identities of the members of the Board of Directors.

Item 9. Executive Compensation, page 46

29.   You state on page 46 that the company adopted a compensation program in March 2014
       but it is unclear what the executive compensation was prior to March 2014. Note 5 to the
       financial statements suggests that wages and salaries were earned in 2012, 2013 and Q1
       2014. Please advise.

30.   Your disclosure on page 57 in Note 5 to the financial statements states that all wages and
       salaries in Q1 2014 were deferred and not accrued. Explain why these compensation
       expenses are not being accrued in the periods that the executives provided the services for
       which they are owed compensation. Disclose the terms of the deferral and whether you
       have an obligation to pay these amounts in the future. Tell us, with a view toward
       disclosure, whether you intend to use the proceeds from the offering to pay any portion of
       the compensation.

Item 12. Securities Being Offered

(b) Background Information on the Preferred Stock, page 48

31.   Please revise this section to disclose the price at which your preferred stock units may be
       converted to common stock if your securities are not traded on a public market at the time
       of conversion. Further, please explain the material terms of the preferred stock, including
       the rate at which interest accrues and when it is payable.

Security Holders, page 49

32.   You state that the 100,000 shares of your outstanding common stock are held by
       approximately 10 stockholders. We note that the 10 stockholders listed on page 47 hold
       90.5% of the shares. Please advise.

Financial Statement Section, page 50

33.   Please revise to clearly label each of the financial statements included in the filing as
       unaudited or audited.

34.   We note that you disclose on page 11 that you were originally formed as "BioHub, LLC"
       in May 2010 but present only one year of financial statements. Please tell us what
       consideration was given to presenting two years of financial statements for yourself and
       your predecessor.

Notes to Financial Statements, page 57

35.   You have included the heading "Note 5. Milestones" without disclosing a discussion for
       the heading. Please revise this disclosure to include a discussion of your milestones, if
       any.

36.   We note that your revenue has increased significantly in 2014. Please tell us what consideration was given in disclosing your revenue recognition policy. We refer you to ASC 235-10-50-3 regarding what to disclose for items that materially affect the determination of the financial statements.

Reports to security holders, page 58

37.   Please add disclosure that the company has no legal obligation under SEC regulations to provide the information you list on page 58 and that you may decide to not provide such information to investors at any time. You also should add disclosure that, except for certain anti-fraud provisions under federal and state law, the contents in the disclosure documents that you intend to provide voluntarily will not be subject to any specified standards for preparation, nor will they be subject to independent review. Further, it appears that you should provide appropriate qualifying language regarding your ability to be able to provide third-party audited financial statements within 60 days of the close of each business year. Finally, please tell us what consideration you have given to adding a risk factor that you will not be subject to a regulatory structure that requires the company to provide information about the company in the future.

Part III – Exhibits

38.   Please file as exhibits your charter and by-laws, all instruments defining the rights of security holders (such as the certificate of designation of preferred stock), escrow agreements, an opinion of counsel as to the legality of the securities offered, and any other applicable exhibits pursuant to Item 2 of Part III.

39.   Please note that a unit holder should not be required to acknowledge he/she has "read," "reviewed" or "understands" all of the terms of the offering. Please revise your subscription agreement accordingly.

40.   Please revise the subscription agreement to include a statement in a prominent place informing the subscribers that by making any representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should note whether the company intends to assert the representations as a defense in any subsequent litigation. Please also revise your disclosure regarding the subscription agreement in the offering circular to include these items. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Natalie Cruz
        Alternative Securities Markets Group